EXHIBIT 8.1
LIST OF SUBSIDIARIES
SUBSIDIARY NAME
JURISDICTION OF
INCORPORATION
PROPORTION OF
OWNERSHIP INTEREST
Ergo Mining Operations Proprietary Limited South Africa 100%
Crown Gold Recoveries Proprietary Limited
South Africa 100%
East Rand Proprietary Mines Limited South Africa 100%
Ergo Mining Proprietary Limited South Africa
100%